

March 13, 2014

Via U.S. Mail
Mr. Robert Abenante
Chief Executive Officer
Blox, Inc.
Suite 600 – 666 Burrard Street
Vancouver, British Columbia, Canada V6C 3P6

> **Re:** **Blox, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 5, 2014**
> **File No. 000-53565**

Dear Mr. Abenante:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed March 5, 2014

Item 4.01 Changes in Registrant's Certifying Accountant, page 36

1. Please amend your Form 8-K to clearly state whether DMCL Chartered Accountants LLP (DMCL) resigned, declined to stand for re-election or was dismissed. Based on your disclosures, we assume that this firm was dismissed in connection with the reverse merger; however, this is not clear. Refer to Item 304(a)(1)(i) of Regulation S-K.

2. You state that in connection with the audit of your financial statements for the two most recent fiscal years ended March 31, 2013 and 2012 and in the subsequent interim period through the date of the change of accountants on February 27, 2014, there have been no disagreements, resolved or not, with DMCL, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which

disagreements if not resolved to the satisfaction of DMCL would have caused them to make reference thereto in their report on the financial statements. We note that your two most recent fiscal years prior to the reverse merger were the fiscal years ended June 30, 2013 and 2012 and that these are the periods audited and reported on by DMCL. We believe you should disclose whether there were any disagreements with the former accountants, DMCL, for these periods. Accordingly, please amend your Form 8-K to disclose, if true, that there were no disagreements with DMCL during the fiscal years ended June 30, 2013 and 2012 and during the subsequent interim period through February 27, 2014. Refer to Item 304(a)(1)(iv). Please also ensure you file a new Exhibit 16 letter with your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief